March 5, 2009
VIA EDGAR
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:

Re:	Mercer International Inc. – Request for Withdrawal

Mercer International Inc. hereby submits this letter to notify the Securities and Exchange Commission of an inadvertent EDGAR filing. On March 4, 2009, Mercer International Inc. filed with the Securities and Exchange Commission via EDGAR Post-Effective Amendment No. 2 to Form S-8 (file number 333-38317-99) on form type POS AM (accession number 0000945234-09-000049), rather than as a post-effective amendment on form type S-8 POS. Pursuant to Rule 477 under the Securities Act of 1933, as amended, Mercer International Inc. hereby requests the withdrawal of the POS AM. Mercer International Inc. intends to refile Post-Effective Amendment No. 2 to Form S-8 under form type S-8 POS later today to correct the error.
Very truly yours,
MERCER INTERNATIONAL INC.

By:	/s/ David Gandossi
Name:	David Gandossi
Title:	Executive Vice-President, Secretary and Chief Financial Officer

MERCER INTERNATIONAL INC
SUITE 2840, PO Box 11576 – 650 WEST GEORGIA STREET, VANCOUVER, BC V6B 4N8 T: (604) 684-1099 F: (604) 684-1094
14009 INTERURBAN AVENUE SOUTH,    SUITE 282    SEATTLE, WASHINGTON 98168    T: (206) 674 4639 F: (206) 674 4629